SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003.

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                 to

Commission file number: 0-1502

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

AMERICAN GREETINGS RETIREMENT
PROFIT SHARING AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN GREETINGS CORPORATION
ONE AMERICAN ROAD
CLEVELAND, OHIO 44144

REQUIRED INFORMATION

     The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the “Plan”):

1.	Audited statements of net assets available for benefits as of December 31, 2003 and 2002.

2.	Audited statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002.

EXHIBITS

Exhibit No.

23	Consent of Independent Auditors

SIGNATURES

     The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN GREETINGS RETIREMENT PROFIT SHARING AND SAVINGS PLAN

June 25, 2004	By: /s/ Robert P. Ryder Name: Robert P. Ryder Title: Senior Vice President and Chief Financial Officer

American Greetings
Retirement Profit Sharing and Savings Plan

Audited Financial Statements
and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, line 4i—Schedule of Assets (Held at End of Year)	10
EX-23 CONSENT OF PUBLIC ACCOUNTING FIRM
EX-99 906 CERTIFICATION FOR CEO AND CFO

Report of Independent Registered Public Accounting Firm

Administrative Committee of the American Greetings
     Retirement Profit Sharing and Savings Plan
     Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 14, 2004

American Greetings
Retirement Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$666,033,765	$574,746,751

Contribution receivables:
Employer	11,899,875	18,533,026
Participants	1,403,411	1,320,755

Total receivables	13,303,286	19,853,781

Net assets available for benefits	$679,337,051	$594,600,532

See notes to financial statements.

American Greetings
Retirement Profit Sharing and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31
	2003	2002
Additions
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$103,457,343	$(87,892,657)
Interest and dividends	13,192,144	15,399,166
Contributions:
Participants	17,310,402	16,964,373
Employer	11,899,875	18,533,026
Rollovers	689,291	490,342
Transfer from Gorant Candies, Inc. 401(k) Plan	663,977	—
Transfer from AmericanGreetings.com 401(k) Plan	—	4,730,145

Total additions (deductions)	147,213,032	(31,775,605)

Deductions
Benefits paid directly to participants	62,436,470	103,572,385
Administrative expenses	40,043	36,683

Total deductions	62,476,513	103,609,068

Net increase (decrease)	84,736,519	(135,384,673)
Net assets available for benefits at beginning of year	594,600,532	729,985,205

Net assets available for benefits at end of year	$679,337,051	$594,600,532

See notes to financial statements.

American Greetings
Retirement Profit Sharing and Savings Plan

Notes to Financial Statements

Years ended December 31, 2003 and 2002

1. Description of Plan

The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time non-union employees and certain union employees of American Greetings Corporation (the Corporation) and its domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Corporation annually contributes 8% of its consolidated domestic pretax profits (as defined), excluding dividends and gains and losses from capital assets and foreign currency transactions, to the Plan. A contribution of $7,121,597 and $13,637,388 was made by the Corporation in 2003 and 2002, respectively, based on the Corporation’s pretax profits. Additional discretionary amounts may be contributed at the option of the Corporation’s Board of Directors. The Corporation made no discretionary contributions in 2003 or 2002.

Additionally, participants may contribute 2% to 50% of pretax annual compensation (401(k) contributions), as defined in the Plan. The Corporation may restrict individual contributions below 50% in order to meet certain governmental limitations. The Corporation contributes 40% of the first 6% of pretax annual compensation that a participant contributes to the Plan, provided that the Corporation achieves certain predetermined financial goals. The Corporation’s matching contribution was $4,778,278 and $4,895,638 in 2003 and 2002, respectively. All contributions are invested in accordance with the participants’ investment elections.

Participants direct the investment of their accounts, together with their share of the Corporation’s annual contributions, in increments of 1% to any of the investment options offered under the Plan.

American Greetings
Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts and Vesting

Each participant’s account is credited with the participant’s 401(k) contributions and allocations of (a) the Corporation’s profit sharing contribution and 401(k) match and (b) Plan earnings. Allocations are based on participant compensation, participant elections, or account balances, as defined. Individuals who have retired or terminated employment with the Corporation do not participate in the Corporation’s future contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants are immediately vested in both their and the Corporation’s contributions, plus actual earnings thereon.

Participant Loans

Participants may borrow against their elected deferred contributions or rollover contributions, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from six to sixty months, or a reasonable period of time as determined by the Administrative Committee for loans used for the purchase of a participant’s primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent at the time of the loan origination. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

At the time of a participant’s retirement or termination of service, the participant may elect to receive a lump sum payment or to be paid in monthly, quarterly or annual installments.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

American Greetings
Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The common stock of the Corporation is valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

American Greetings
Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments are held by Vanguard Fiduciary Trust Company, Trustee of the Plan. The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
Vanguard 500 Index Fund Investor Shares	$127,160,541	$99,487,077
Vanguard PRIMECAP Fund	181,945,109	131,925,675
Vanguard Wellington Fund Investor Shares	54,022,854	43,345,365
Vanguard Prime Money Market Fund	74,231,744	80,931,443
One Group Bond Fund; Class I Shares	130,051,091	140,593,940

During the years ended December 31, 2003 and 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2003	2002
Registered investment companies	$92,766,658	$(92,278,533)
Common stock of American Greetings Corporation	10,690,685	4,385,876

Net appreciation (depreciation) in fair value of investments	$103,457,343	$(87,892,657)

American Greetings
Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (IRS) dated November 20, 2002 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

The Plan held 588,756 Class A shares and 900,000 Class B shares of American Greetings Corporation common stock at December 31, 2003 with a combined fair value of $32,599,094 (949,480 and 900,000 shares, respectively, at December 31, 2002 with a combined fair value of $29,221,784). Class B shares are not publicly traded. The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Accounting, legal and certain other administrative fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from individual fund earnings.

6. Transfers of Assets From Other Plans

Effective at the close of business on July 31, 2003, the Gorant Candies, Inc. 401(k) Plan was merged with the Plan and net assets of $663,977, representing participant account balances as of that date, were transferred to the Plan. Gorant Candies, Inc. is a majority owned subsidiary of American Greetings.

Effective at the close of business on November 18, 2002, the AmericanGreetings.com 401(k) Plan was merged with the Plan and net assets of $4,730,145, representing participant account balances as of that date, were transferred to the Plan. AmericanGreetings.com is a majority owned subsidiary of American Greetings.

American Greetings
Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

American Greetings
Retirement Profit Sharing and Savings Plan

EIN: 34-0065325 Plan Number: 001

Schedule H, line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2003

	Description of
	Investment Including
	Maturity Date,
Identity of Issue, Borrower,	Rate of Interest,	Current
Lessor or Similar Party	Par or Maturity Value	Value

Value of interest in registered investment companies
One Group Bond Fund; Class I Shares	11,833,584 shares	$130,051,091
*Vanguard 500 Index Fund Investor Shares	1,238,536 shares	127,160,541
*Vanguard PRIMECAP Fund	3,430,337 shares	181,945,109
*Vanguard Wellington Fund Investor Shares	1,875,142 shares	54,022,854
*Vanguard Prime Money Market Fund	74,231,744 shares	74,231,744
*Vanguard Windsor II Investor Shares	1,083,545 shares	27,511,067
*Vanguard Wellesley Income Fund Investor Shares	765,380 shares	16,004,093
*Vanguard International Growth Fund	596,539 shares	9,622,177
*Vanguard Extended Market Index Fund Investor Shares	426,818 shares	11,378,970

Total value of interest in registered investment companies		631,927,646

Employer-related investments
*American Greetings Corp. Class A Common Stock	588,756 shares	12,876,094
*American Greetings Corp. Class B Common Stock	900,000 shares	19,683,000

Total employer-related investments		32,559,094

*Loans to participants	5.25% to 10.5%,
	various maturity dates	1,547,025

		$666,033,765

• Indicates party-in-interest to the Plan.